UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mallinckrodt plc
(Name of Issuer)

Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Veith Squarepoint Ops LLC 250 West 55th Street, 32nd Floor New York, NY 10019 (646) 979-1370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Squarepoint Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 8-K filed with the Securities and exchange Commission on November 15, 2023. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

CUSIP No. N/A	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Arini Credit Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 881,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 881,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(2)
14	TYPE OF REPORTING PERSON OO

(2)

Based on 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023, in the Issuer’s Form 8-K filed with the Securities and exchange Commission on November 15, 2023. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

CUSIP No. N/A	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON Squarepoint Ops LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,077
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,077

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON OO

(3)

Based on 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023, in the Issuer’s Form 8-K filed with the Securities and exchange Commission on November 15, 2023. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities

CUSIP No. N/A	SCHEDULE 13D	Page 5 of 6

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 24, 2023 (the “Original Schedule 13D”) and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Original Schedule 13D. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Based on 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023, in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) As of the date hereof, Arini Credit is the owner of record of 881,588 Ordinary Shares and Squarepoint is the owner of record of 86,489 Ordinary Shares. Squarepoint Ops, in its capacity as the investment advisor to both Arini Credit and Squarepoint, has the ability to indirectly control the decisions of Arini Credit and Squarepoint regarding the vote and disposition of securities held by Arini Credit and Squarepoint and as such may be deemed to have an indirect beneficial ownership of the Ordinary Shares held of record by Arini Credit and Squarepoint.

(c) Set forth on Schedule A hereto are all the transactions in the shares of Ordinary Shares effected during the past sixty days by the Reporting Persons.

(d) Other than as disclosed in Item 4 of the Original Schedule 13D, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Reporting Persons.

(e) As a result of the transactions described herein, on March 13, 2024, each of the reporting persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

CUSIP No. N/A	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

Squarepoint Master Fund Limited

By:	/s/ Ronald Veith
	Name:	Ronald Veith
	Title:	Chief Compliance Officer

Arini Credit Master Fund Limited

By:	/s/ Ronald Veith
	Name:	Ronald Veith
	Title:	Chief Compliance Officer

Squarepoint Ops LLC

By:	/s/ Ronald Veith
	Name:	Ronald Veith
	Title:	Chief Compliance Officer

SCHEDULE A

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
3/8/2024	250,000	43.00
3/13/2024	87,326	46.50